UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A1


             Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  Nanogen, Inc.
-------------------------------------------------------------------
                                (Name of Issuer)


              Common Stock, par value $.001 per Share
-------------------------------------------------------------------
                         (Title of Class of Securities)


                                   630075 10 9
-------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 30, 2004
-------------------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / /                  Rule 13d-1(b)
  /X/                  Rule 13d-1(c)
  / /                  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
--------------------------------------------------------------------------------
          I.R.S. Identification Nos. of above persons (entities only).

          Elan Pharmaceutical Investments II, Ltd.
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                              (a)  / /
                                                          (b)  / /

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization

          Bermuda
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8. Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                    / /


--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          0
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          CO

Item 1(a).        Name of Issuer:
         Nanogen, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

         10398 Pacific Center Court, San Diego, CA  92121

Item 2(a).        Name of Person Filing:

         This statement is filed on behalf of Elan Pharmaceutical
         Investments II, Ltd. (the "Reporting Person")

Item 2(b).        Address of Principal Business Office:

                  Elan Pharmaceutical Investments II, Ltd.
                  Clarendon House
                  Church Street
                  Hamilton, Bermuda

Item 2(c).        Citizenship:

                  Elan Pharmaceutical Investments II, Ltd. is a
         Bermuda exempted limited liability company

Item 2(d).        Title of Class of Securities:

         Common Stock, par value $.001 per share (the "Shares")

Item 2(e).        CUSIP Number:

         630075 10 9

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         This Item 3 is not applicable

Item 4.       Ownership:

         (a)      Amount beneficially owned:                            0

         (b)      Percent of class:                                     0

         (c)      Number of shares as to which such person has: (i) sole power to vote
                             or to direct
                             the vote:                                  0
                  (ii)       shared power to vote or to direct
                             the vote:                                  0
                  (iii)      sole power to dispose or to
                             direct
                             the disposition of:                        0
                  (iv)       shared power to dispose or to
                             direct the disposition of:                 0

Item 5.       Ownership of Five Percent or Less of a Class:

         This statement is being filed to report the fact that as of March 30, 2004 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.       Ownership of More than Five Percent on Behalf of
              Another Person:

         Not Applicable

Item 7.       Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

         Not Applicable

Item 8.       Identification and Classification of Members of the
              Group:

         Not Applicable

Item 9.       Notice of Dissolution of Group:

         Not Applicable

Item 10.      Certifications:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 2, 2004
                                      ELAN PHARMACEUTICAL INVESTMENTS II, LTD.


                                      By:  /s/  Kevin Insley
                                           -------------------------------------
                                           Name: Kevin Insley
                                           Title: Vice President